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                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

        For the fiscal year ended December 31, 2000

        Commission file number 0-21250

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              Gymboree 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Gymboree Corporation
                              700 Airport Boulevard
                                    Suite 200
                            Burlingame, CA 94010-1912

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            The Gymboree Corporation

Date:  June 27, 2001                        By  /s/Alison L. May
                                                --------------------------------
                                                Alison L. May



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                              GYMBOREE 401(k) PLAN
                              Financial Statements
                           December 31, 2000 and 1999



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GYMBOREE 401(k) PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE
                                                                            ----
Independent Accountants' Report...............................................4

Financial Statements:

Statements of Net Assets Available for Benefits...............................5
Statements of Changes in Net Assets Available for Benefits....................6
Notes to Financial Statements.................................................7



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                         INDEPENDENT ACCOUNTANTS' REPORT

TO THE PARTICIPANTS AND
PLAN ADMINISTRATOR OF THE
GYMBOREE 401(k) PLAN

We have audited the financial statements of the Gymboree 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


By /s/  Mohler, Nixon & Williams
   ---------------------------------------
        MOHLER, NIXON & WILLIAMS
        Accountancy Corporation

Campbell, California
June 8, 2001



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GYMBOREE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                       DECEMBER 31,
                                                            --------------------------------
                                                               2000                  1999
                                                            ----------            ----------
Assets:
          Investments, at fair value                        $6,400,840            $6,771,083
          Participant loans                                    172,063               186,272
                                                            ----------            ----------

                Assets held for investment purposes          6,572,903             6,957,355
                                                            ----------            ----------

          Employer's contribution receivable                        --                 3,015
          Participants' contributions receivable                    --                35,996
                                                            ----------            ----------

                Total receivables                                   --                39,011
                                                            ----------            ----------

Net assets available for benefits                           $6,572,903            $6,996,366
                                                            ==========            ==========


See notes to financial statements.



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GYMBOREE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                       -----------------------------------
                                                          2000                    1999
                                                       -----------             -----------
Additions to net assets attributed to:
    Investment income:
      Dividends and interest                           $   413,799             $   293,435
   Net realized and unrealized appreciation
  (depreciation) in fair value of investments           (1,223,750)              1,532,942
                                                       -----------             -----------

                                                          (809,951)              1,826,377
                                                       -----------             -----------

 Contributions:
    Participants'                                        1,361,461               1,254,911
    Employer's                                             242,529                 214,702
                                                       -----------             -----------

                                                         1,603,990               1,469,613
                                                       -----------             -----------

  Total additions                                          794,039               3,295,990
                                                       -----------             -----------

Deductions from net assets attributed to:
    Withdrawals and distributions                       (1,217,502)               (619,513)
                                                       -----------             -----------

  Total deductions                                      (1,217,502)               (619,513)
                                                       -----------             -----------

 Net increase (decrease) in net assets                    (423,463)              2,676,477

Net assets available for benefits:
    Beginning of year                                    6,996,366               4,319,889
                                                       -----------             -----------

    End of year                                        $ 6,572,903             $ 6,996,366
                                                       ===========             ===========


See notes to financial statements.



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GYMBOREE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

GENERAL - The following description of the Gymboree 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1992 by the Gymboree Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

ADMINISTRATION - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator who processes and maintains the records of participant data and Putnam Fiduciary Trust Company (Putnam) to act as the custodian and trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual method of accounting.

INVESTMENTS - Investments of the Plan are held by Putnam and invested based solely upon instructions received from participants.

The Plan's investments in mutual funds and company stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

INCOME TAXES - The Plan has been amended since receiving its latest favorable determination letter dated June 1995. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.



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RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

RECLASSIFICATIONS - Certain reclassifications were made in the 1999 financial statements to conform with the 2000 presentation.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options in any combination of mutual funds and Company stock offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments in mutual funds are managed by Putnam. Putnam is also the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value and qualify as party-in-interest. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 - PARTICIPATION AND BENEFITS

PARTICIPANT CONTRIBUTIONS - Participants may elect to have the Company contribute a percentage up to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

EMPLOYER CONTRIBUTIONS - The Company is allowed to make discretionary matching contributions as defined in the Plan and as approved by the Board of Directors. In 2000 and 1999, the Company matched 50% of each eligible participant's contribution, not to exceed $500 per year.

VESTING - Participants are immediately vested in all contributions and related earnings.



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PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution. Allocation of the Company's contribution is based on participant contributions, as defined in the Plan.

PAYMENT OF BENEFITS - Upon termination, the participant or beneficiary may elect to leave their account balance in the Plan, receive their total benefits in a lump sum amount equal to the value of the participant's interest in his or her account, or annual, semiannual, quarterly, or monthly installments over a period not to exceed the participants lifetime, the lifetime of their designated beneficiary or their life expectancy. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

LOANS TO PARTICIPANTS - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2000 carry interest rates which range from 9.0% to 9.5%.

NOTE 4 - NONEXEMPT TRANSACTIONS

Certain contributions of approximately $95,000 made by participants in 2000 were not deposited with the Plan custodian in accordance with the Department of Labor's regulations. As a consequence of the delay in the deposit of the participants' contributions, these contributions are considered prohibited transactions under the Internal Revenue Code. The Company and Plan sponsor deposited the contributions with the Plan custodian before the end of 2000 and have made the necessary filings with the Internal Revenue Service.

NOTE 5 - INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                 2000                  1999
                                              ----------            ----------
Putnam:
  The George Putnam Fund of Boston            $  274,769            $  142,007
  Investors Fund                               2,019,468             2,488,732
  Voyager Fund                                 1,100,508             1,179,192
  Diversified Income Trust                       194,093               143,899
  New Opportunities Fund                         801,205               958,282
  International Growth Fund                    1,066,545             1,154,576
  Stable Value Fund                              628,406               615,720
Gymboree Common Stock                            315,846                88,675
Participant loans                                172,063               186,272
                                              ----------            ----------

       Assets held for investment
            purposes                          $6,572,903            $6,957,355
                                              ==========            ==========



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The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

                                    2000                    1999
                                 -----------             -----------
Mutual funds                     ($1,420,097)            $ 1,548,706
Gymboree common stock                196,347                 (15,764)
                                 -----------             -----------

                                 ($1,223,750)            $ 1,532,942
                                 ===========             ===========

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2000 and 1999 was as follows:

        Date            Number of shares            Fair value                Cost
        ----            ----------------            ----------              --------
        2000                  22,764                  $315,846              $288,840
        1999                  15,764                    88,675               258,016

NOTE 7 - PLAN TERMINATION AND/OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 8 - SUBSEQUENT EVENT

As of June 8, 2001, the Nasdaq Composite index has decreased by 12% from its December 31, 2000 level. The Plan's assets may have significantly decreased in value subsequent to December 31, 2000.



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                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74269) of the Gymboree Corporation of our report dated June 8, 2001, with respect to the financial statements and schedule of the Gymboree 401(k) Plan included in this Annual Report on Form 11-K.




By  /s/  Mohler, Nixon & Williams
    --------------------------------------------
         MOHLER, NIXON & WILLIAMS
         Accountancy Corporation

Campbell, California
June 27, 2001



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